Exhibit 19.1
Updated February 2025
WILLIAMS-SONOMA, INC.
INSIDER TRADING POLICY

SUMMARY
This Insider Trading Policy contains specific prohibitions on trading in Williams-Sonoma, Inc. (the “Company” or “Williams-Sonoma”) stock and disclosing material nonpublic information to others who may trade in the stock. The policy requirements are driven by federal securities laws and the Company’s intention to prevent violations of law. The requirements are mandatory for all members of the Company’s Board of Directors (the “Board”) and all associates and contractors employed by Williams-Sonoma and its subsidiaries, including those residing outside of the United States.

Please note, however, that the rules differ for associates at various levels. Also, please note that you are responsible for your disclosures to family members (broadly defined pursuant to U.S. federal rules) and others living in your household, as well as other friends and acquaintances.

Direct questions or comments regarding this Policy to Compliance Officers:
•David King, Executive Vice President and General Counsel, ###
•Jeff Howie, Executive Vice President, Chief Financial Officer, ###

PURPOSE
Many of you have access to material nonpublic information about the Company. Your purchase or sale of securities while you possess material nonpublic information or your disclosure of such information to others who may trade is prohibited by U.S. federal and state laws. Violation of such laws can result in the imposition of substantial civil and criminal penalties on you.

The Company has adopted this Insider Trading Policy (the “Policy”) to aid you in avoiding even the appearance of improper conduct and as a guide to proper conduct when you possess material nonpublic information. The Company has worked hard over the years to establish a reputation for integrity and ethical conduct. This Policy is designed to further the reputation of the Company, each member of its Board and each associate, for integrity and good corporate citizenship. This Policy, with its stated goals, is especially relevant and important in light of financial scandals involving companies and their employees.

Associates who violate the principles set forth in this Policy may be subject to discipline by the Company, including termination of their employment by the Company. Members of the Company’s Board who violate the principles set forth in this Policy may be asked to resign from the Board or not renominated. Violations of the Policy may also constitute violations of the U.S. federal securities laws that carry civil and criminal penalties, including fines and time in jail.

In determining consequences resulting from a violation of this Policy, the Compliance Officers in consultation with human resources will consider a number of factors including, but not limited to, the individual’s culpability, the individual’s cooperation, the individual’s past violations, if any, consistency with consequences for other violations, the extent of the harm to the Company, the availability of restitution, penalties assessed by regulators and the need for deterrence.

POLICY RESTRICTING USE AND DISCLOSURE OF MATERIAL NONPUBLIC INFORMATION
Members of the Board and all Company associates are required by law and this Policy to refrain from buying or selling Company securities or otherwise taking personal advantage of material nonpublic information or from passing such information on to others. Specific restrictions on the timing of trades are described on pages 4 and 5 of this Policy.

In addition, if material nonpublic information is disclosed by any Board member or Company associate, no matter what the circumstances, the person making or discovering that disclosure should immediately report the facts to the Company’s Compliance Officers.

You may not disclose material nonpublic information to other associates, unless such persons have a need to know such information for legitimate business reasons. You may not disclose material nonpublic information to business acquaintances outside the Company unless such persons have a legitimate business need for such information. Furthermore, when disclosing material nonpublic information to anyone who has a business need to know such information, you must ensure that such person understands that the information is confidential, that he or she is not to trade on the basis of such information, and that such person may not disclose the information to anyone else without first taking appropriate precautions to avoid the potential for or the appearance of insider trading. Anyone who has any questions with regard to the propriety of disclosure of material nonpublic information in any context should not disclose such information until he or she has consulted with the Compliance Officers.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION
“Nonpublic” information is any information which has not been disclosed generally to the marketplace. Information about the Company that is not yet in general circulation should be considered nonpublic. Typical means of disclosing information to the marketplace include the Company issuing a press release or including the information in filings with the U.S. Securities and Exchange Commission (“SEC”). All information that you learn about the Company, including but not limited to its financial and operational performance or business plans, is potentially subject to this Policy until publicly disclosed or made generally available by the Company. You should treat all such information as confidential and proprietary to the Company without regard to its materiality.

“Material” information is any information that a reasonable investor would likely consider important in a decision to buy, hold or sell stock. In other words, “material” information is any information which could reasonably be expected to affect the price of the stock.

Common examples of information that will frequently be regarded as “material” are:
•financial results, projections of future earnings, losses or financial liquidity problems;
•changes in the Company’s independent auditor, knowledge about a qualification in an auditor’s opinion, or any change in the ability to rely on auditor reports relating to the Company’s financial statements;
•major marketing changes;
•news of a pending or proposed joint venture, merger, acquisition or tender offer;
•news of a significant sale of assets or the disposition of a subsidiary;
•changes in dividend or distribution policies or the declaration of a stock split or the offering of additional securities;
•key management changes;
•significant new products/brands or product/brand concepts;
•significant litigation or government investigations;
•the gain or loss of a substantial customer or supplier; or
•significant incidents involving cybersecurity or data privacy.

This list provides just a few examples, and there are many other types of information that could be regarded as “material.” Again, when in doubt, do not buy or sell stock without first discussing the matter with the Compliance Officers.

Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how regulators and others might view your transaction in hindsight.

TIPPING INFORMATION TO OTHERS
You must not “tip,” i.e., pass material nonpublic information on to others, including “family members” and others living in your household, friends and acquaintances. Pursuant to SEC rules and general practice, the definition of family member is very broad – family member includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, a trust in which these persons (or you) control the management of assets, and any other entity in which these persons (or you) own more than fifty percent of the voting interests.
Members of the Company’s Board and Company associates who disclose material nonpublic information are responsible for the compliance of their family members and others living in their households to whom disclosure is made. Serious penalties apply to the above-mentioned actions whether or not you derive any benefit from another’s actions.
If you believe that information which is in your possession is, or might possibly constitute, material nonpublic information, do not disclose that information without first discussing it with the Compliance Officers.

It is also important not to inadvertently tip others. Examples of “inadvertent tipping” include discussions with other associates (even those who legitimately know the same material nonpublic information) in locations where your discussion may be overheard, such as elevators, restaurants, and taxis.

NO TRADING DURING BLACKOUT PERIODS BY BOARD OF DIRECTORS AND CERTAIN ASSOCIATES
Certain individuals have access to material nonpublic information for a period prior to public dissemination of the Company’s quarterly financial results. These individuals include:
1.Members of the Company’s Board;
2.Associates in the Company’s Finance Department who are at the manager level or above; and
3.Associates of the Company at the director level or above (1-3 collectively, “Covered Persons”).

The Company has instituted a rule that Covered Persons are not allowed to trade in the Company’s securities, including selling shares held in 401(k) Plan accounts or entering into or selling securities pursuant to a standing or limit order, during a period of time called a “blackout period”. The only exception to this rule is trading in Company stock pursuant to a 10b5-1 plan that has been previously approved by the Company (as described below).

The Company defines the blackout period as that period of time that extends from 14 days prior to the end of a financial quarter to two full trading days after that quarter’s financial results are released to the public. Thus, for example, if the first fiscal quarter ends on April 30 in a given fiscal year, the blackout period begins on April 16 and ends at the close of the second trading day after earnings for such quarter are released. Quarterly earnings will not be officially released until approximately two to three weeks after the end of the quarter and any transaction by Covered Persons which occurs sooner than two full trading days thereafter would be a violation of this Policy. Keep in mind, however, that the Company periodically evaluates the appropriateness of the length of the blackout period and may modify this Policy accordingly.

If you are a Covered Person and are unsure whether the Company is in a blackout period, you should refrain from trading in Company securities and ask the Compliance Officers whether a blackout is in effect. To further decrease ambiguity as to the blackout dates, we send an email to all Covered Persons at the beginning of a blackout period, specifying the dates of the upcoming blackout period, and we send an email prior to the end of the blackout period specifying the date on which the blackout period will end.

We also post the most current insider trading memo on Homefront under “Current Trading Window Memo” at:
http://homefront.wsgc.com/homefront/business/trading_window.html

NO PLEDGING OF COMPANY STOCK BY COVERED PERSONS

If you are a Covered Person (as defined above), you may not pledge Company securities as collateral for loans or borrow against Company securities held in a margin account. If you default on the loan or fail to meet a margin call, the lender may sell the pledged securities or securities held in a margin account. The sale, even though not initiated at your request, is still considered a sale for your benefit and, if made at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Company stock, may result in inadvertent insider trading violations and unfavorable publicity for you and the Company.

ADDITIONAL PRECLEARANCE PROVISIONS APPLICABLE TO BOARD MEMBERS, SECTION 16 OFFICERS AND EXECUTIVE COMMITTEE MEMBERS
Before buying or selling the Company’s securities (1) Board members, (2) executive officers pursuant to Section 16 of the Securities Exchange Act of 1934 (“Section 16 Officers”), and (3) Executive Committee members, are required to obtain written approval for the transaction from the General Counsel (or the General Counsel’s delegate) in order to ensure that such transactions are occurring outside the blackout period and that no material nonpublic information would preclude such transaction. The General Counsel (or the General Counsel’s delegate) has the discretion to determine the length of each such precleared trading window, and may lengthen, close or reopen any such trading window if it is determined that doing so is reasonable or advisable in the circumstances.

NO ONE CAN EVER TRADE WHILE IN POSSESSION OF MATERIAL NONPUBLIC INFORMATION REGARDLESS OF POSITION
Regardless of your position in the Company, you may not buy or sell Company securities (or enter into a standing or limit order) at any time that you are in possession of material nonpublic information, whether or not a blackout period is then in effect. Many associates receive material nonpublic information in the course of their normal duties or otherwise. The prohibition on trading with knowledge of material nonpublic information applies to all associates, regardless of title, geographic location, and whether or not the information was received during or outside of the course of an associate’s normal duties.

PROHIBITED SPECULATIVE TRANSACTIONS
Regardless of your position in the Company, you are prohibited from entering into the following speculative transactions:
•Short sales: the sale of a security that must be borrowed by the seller in order to deliver it to the buyer) and “selling short against the box” (i.e., a short sale of stock that the seller already owns) with respect to Company stock.
•Hedging and options trading: hedging or monetization transactions or similar arrangements, including the purchase or sale of “put” or “call” options on Company stock.

These speculative transactions could suggest you are trying to profit in short-term increases or decreases in the Company’s stock price and may signal to the market possible bad news about the Company or a general lack of confidence in the Company’s prospects.

WHEN CAN I TRADE ON INFORMATION RELEASED TO THE PUBLIC?
Because the Company’s stockholders and the investing public should be afforded the time to receive the information and act upon it, it is the Company’s policy that you should not engage in any transactions until at least two full trading days after material information has been released. In addition, you must comply with any other restrictions contained in this Policy, such as the blackout period, if you are a Covered Person.

REPORTING AND “SHORT-SWING” PROFIT PROVISIONS OF SECTION 16
Section 16 of the Securities Exchange Act of 1934 requires directors and Section 16 Officers to file forms reporting their transactions in the Company’s securities, including selling shares held in your 401(k) Plan account or gifting securities, within two business days from the trade date. In addition, Section 16 provides that any profit from a sale and purchase or a purchase and sale of the Company’s stock within a six-month period (known as “short-swing” profits) must be disgorged to the Company regardless of whether or not the director or officer involved has material nonpublic information at the time of the transaction.

Please note that courts interpreting Section 16 have defined “profits” quite broadly, as one court has explained, to “squeeze all possible profits out of the transactions involved.” Please also note that what constitutes a “purchase” or “sale” for the purposes of Section 16 is defined quite broadly, and could include transactions in derivative securities (such as puts, calls and collars) and to include certain indirect transactions (such as transactions by a trust or other entity which you may control or from which you may derive economic benefit). As a result, directors and officers may be liable to the Company for short-swing profits even if they did not actually gain any “profits” as such term is commonly understood -- in fact, even if they have a net loss as a result of the transactions.

If you are a director on the Company’s Board or a Section 16 Officer and have any questions regarding the requirements of Section 16, please contact the Compliance Officers.

TRANSACTIONS PURSUANT TO A 10B5-1 TRADING PLAN
The SEC has enacted rules that provide an affirmative defense against alleged violations of U.S. federal insider trading laws for transactions pursuant to trading plans that meet certain requirements. In general, these rules, as set forth in Rule 10b5-1 under the Securities Exchange Act, provide for an affirmative defense if you enter into a contract, provide instructions or adopt a written plan for trading securities when you are not aware of material nonpublic information.

Transactions made pursuant to a written trading plan that (i) complies with the affirmative defense set forth in Rule 10b5-1 (a “10b5-1 Plan”) and the requirements set forth below and (ii) is approved by the Compliance Officers prior to adoption, are not subject to the restrictions in this Policy against trades made while aware of material nonpublic information or to the pre-clearance procedures or blackout periods established under this Policy.

If you want to enter into a 10b5-1 Plan, you must comply with the following requirements:

1.your 10b5-1 Plan must include a representation certifying that on the date of the adoption (or amendment) of the plan, you (i) are not aware of any material nonpublic information; (ii) are entering into the plan in good faith and not as part of a plan or scheme to evade insider trading laws; and (iii) will act in good faith with respect to such plan throughout the duration of the plan;

2.you may not enter into or modify your 10b5-1 Plan during a blackout period or while in possession of material non-public information;

3.your 10b5-1 Plan cannot be amended or modified more than one time;

4.your 10b5-1 Plan must have a duration of at least 6 months and not more than two years,

5.you may not enter into more than one 10b5-1 Plan at a time, except as otherwise permitted by Rule 10b5-1,

6.you may enter into a 10b5-1 Plan that relates to a single trade only once every 12 months,

7.you may not commence any purchase or sale under your 10b5-1 Plan (including any amended 10b5-1 Plan as described below) until the later of: (1) 90 days after the adoption of the plan; or (2) two business days following the disclosure in a periodic report of the Company’s financial results for the fiscal quarter in which the plan was adopted (but not to exceed 120 days following the adoption of the plan);

8.an amendment to your existing 10b5-1 Plan is considered a termination of such plan and the adoption of a new 10b5-1 Plan, which requires the application of the other 10b5-1 Plan requirements set forth above that apply to adopting a new plan (for this purpose, an amendment includes a modification to the amount, price or timing of the purchase or sale of the securities or a modification to a written formula/algorithm that affects the amount, price or timing of the purchase or sale of the securities); and

9.you may terminate your 10b5-1 Plan prior to its expiration date at any time, including during a blackout period but you must wait until the next open trading window to enter into a new 10b5-1 Plan (regardless of whether you terminate your plan outside of a blackout period) and comply with the other 10b5-1 Plan requirements set forth above that apply to adopting a new plan.

In approving a trading plan, the Compliance Officers may, in furtherance of the objectives expressed in this Policy, impose criteria in addition to those set forth above and in Rule 10b5-1. You should therefore confer with the Compliance Officers prior to entering into any trading plan.

The SEC rules regarding trading plans are complex and must be complied with completely to be effective. The description provided above is only a summary, and the Company advises that you consult with your legal advisor if you intend to adopt a trading plan. While trading plans are subject to review and approval by the Company, the individual adopting the trading plan is ultimately responsible for compliance with Rule 10b5-1 and ensuring that the trading plan complies with this Policy.

COMPANY ASSISTANCE
Any person who has any questions about specific transactions may obtain additional guidance from the Compliance Officers. Remember, however, the ultimate responsibility rests with you for complying with the law (including the Section 16 rules if you are a Board member or Section 16 Officer) and adhering to the Policy and avoiding improper transactions. The SEC is vigilant about enforcing these laws and has prosecuted people ranging from chief executive officers to secretaries for illegal trading in their employer’s stock. You may wish to consult with your own legal advisor for guidance as to compliance with these laws.